SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 5)*

                       Community Capital Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   203634 10 0
                                   -----------
                                 (CUSIP Number)

                                 March 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule  13d-1(b)

     [ ]  Rule  13d-1(c)

     [X]  Rule  13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  203634 10 0                                               Page 2 of 4
           -----------

================================================================================
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Robert E. Lee

          Social Security Number:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
          N/A                                                (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
     NUMBER OF         5    SOLE VOTING POWER
      SHARES                     198,933
    BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                      ----------------------------------------------------------
                       6    SHARED VOTING POWER
                                0
                      ----------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                                198,933
                      ----------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          198,933(1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

          IN
================================================================================

(1) Excludes 57,183.33 units held by Mr. Lee under issuer's 401K plan. Holdings under the 401K plan are reported in units. Each unit represents an interest in common stock and cash under the 401K plan. The number of shares of issuer common stock to which each unit relates at any given time is not provided to plan participants. The value of each unit equals $1.00. The information in this report is based on a plan statement dated as of December 31, 2005.

CUSIP NO.  203634 10 0                                               Page 3 of 4
           -----------

ITEM  1(a).     NAME  OF  ISSUER:

     Community  Capital  Bancshares,  Inc.

ITEM  1(b).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

     2815  Meredyth  Drive
     Albany,  Georgia  31707

ITEM  2(a).     NAME  OF  PERSON  FILING:

     Robert  E.  Lee

ITEM  2(b).     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE, RESIDENCE:

     2815  Meredyth  Drive
     Albany,  Georgia  31707

ITEM  2(c).     CITIZENSHIP:

     United  States  of  America

ITEM  2(d).     TITLE  OF  CLASS  OF  SECURITIES:

     Common  Stock

ITEM  2(e).     CUSIP  NUMBER:

     203634  10  0

ITEM 3.  IF  THIS  STATEMENT  IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

         Not  applicable.

         If  this statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4.  OWNERSHIP  AS  OF  DECEMBER  31,  2005:

         (a)  Amount  beneficially  owned:  198,933  (1)
                                            -------

         (b)  Percent  of  class:  6.6%
                                   ----

         (c)  Number  of  shares  as  to  which  such  person  has

              (i)  sole  power  to  vote  or  direct  the  vote:  198,933
                                                                  -------

             (ii)  shared  power  to  vote  or  direct  the  vote:  0
                                                                  ----

            (iii)  sole  power  to  dispose  or  to direct the disposition of:
                   198,933
                   -------

             (iv)  shared  power  to  dispose  or  direct the disposition of: 0
                                                                             ---


(1) Excludes 57,183.33 units held by Mr. Lee under issuer's 401K plan. Holdings under the 401K plan are reported in units. Each unit represents an interest in common stock and cash under the 401K plan. The number of shares of issuer common stock to which each unit relates at any given time is not provided to plan participants. The value of each unit equals $1.00. The information in this report is based on a plan statement dated as of December 31, 2005.

CUSIP NO.  203634 10 0                                               Page 4 of 4
           -----------

ITEM 5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS:

     Not  Applicable


ITEM 6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF OF ANOTHER PERSON:

     Not  applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not  applicable

ITEM 8.  IDENTIFICATION  AND  CLASSIFICATION  OF  THE  MEMBERS  OF  THE  GROUP:

     Not  applicable

ITEM 9.  NOTICE  OF  DISSOLUTION  OF  GROUP:

     Not  applicable

ITEM 10.  CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Date:               February 14, 2006
                                                --------------------------------

                               Signature:          /s/  Robert E. Lee
                                                --------------------------------

                               Name:               Robert E. Lee
                                                --------------------------------